D. BORAL CAPITAL LLC

590 Madison Avenue

39th Floor

New York, New York 10022

January 21, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549 Attn: Benjamin Holt

Re:	GigCapital9 Corp.

Registration Statement on Form S-1

Filed December 1, 2025, as amended

File No. 333-291869

Acceleration Request

Requested Date: January 23, 2026

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), D. Boral Capital LLC, as representative of the underwriters of the offering, hereby joins the request of GigCapital9 Corp. (the “Registrant”) that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it may become effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Best Regards,

D. Boral Capital LLC

/s/ Gaurav Verma
Gaurav Verma Co-Head of Investment Banking